UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023
Commission File No.: 000-30668

NOVA LTD.
(Translation of registrant’s name into English)

5 David Fikes Street, Rehovot, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Reports Third Quarter 2023 Financial Results”.

The GAAP financial statements tables included in the press release attached hereto are hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: November 5, 2007 (File No. 333-147140); October 25, 2012 (File No. 333-184585), March 6, 2015 (File No. 333-202550); and August 25, 2017 (File No. 333-220158).

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2023

NOVA LTD. (Registrant) By: /s/ Dror David ————————————— Dror David Chief Financial Officer

Company Contact:
Dror David, Chief Financial Officer
Tel: +972-73-229-5760
E-mail - investors@novami.com
Nova website link - https://www.novami.com/

Investor Relations Contact:
Miri Segal MS-IR LLC
Tel: +917-607-8654
E-mail - msegal@ms-ir.com

Nova Reports Third Quarter 2023 Financial Results

REHOVOT, Israel - November 9, 2023 - Nova (Nasdaq: NVMI) today announced financial results for the third quarter, the three-month period ended September 30, 2023.

Third Quarter 2023 Highlights:

•	Quarterly revenue of $128.8 million, a 5% increase QoQ, exceeding the Company guidance.

•	GAAP net income of $33.7 million, or $1.05 per diluted share, a 12% increase QoQ, exceeding the Company guidance.

•	Non-GAAP net income of $39.4 million, or $1.23 per diluted share, a 16% increase QoQ, exceeding the Company guidance of $1.13.

•	Continued proliferation of materials metrology and chemical metrology solutions, driven by demand from memory customers looking to expand their DRAM and high bandwidth memory capacity.

•	New penetrations of optical metrology solutions, spearheaded by Nova PRISM and Nova FIT™.

•	Consistent growth of services business, reflecting an increased share of service contracts.

GAAP Results (K)

	Q3 2023	Q2 2023	Q3 2022
Revenues	$128,808	$122,702	$143,906
Net Income	$33,689	$29,926	$35,075
Earnings per Diluted Share	$1.05	$0.94	$1.10

Non-GAAP Results (K)

	Q3 2023	Q2 2023	Q3 2022
Net Income	$39,405	$33,814	$39,698
Earnings per Diluted Share	$1.23	$1.06	$1.24

A reconciliation between GAAP operating results and non-GAAP operating results is provided following the financial statements included in this release. See also "Use of Non-GAAP Adjusted Financial Measures" section.

Management Comments

“Nova's performance this quarter exceeded the company’s revenue and profitability guidance and our goal is to maintain similar business levels in the next quarter as well, making the second half of 2023 stronger than the first,” said Gaby Waisman, President and CEO. “We were able to deliver beyond our earlier projections, by leveraging the growth in our materials metrology offering as well as the increasing adoption of our optical metrology solutions and the continuous strength of our service business. As we already look ahead toward 2024, we expect Nova to resume its growth and outperformance trajectory towards our $1B strategic plan.”

2023 Fourth Quarter Financial Outlook

Management provided an outlook for the fourth quarter, the period ending December 31, 2023. Based on current estimates, management expects:

•	$123 million to $132 million in revenue

•	$0.96 to $1.11 in diluted GAAP EPS

•	$1.16 to $1.31 in diluted non-GAAP EPS

2023 Third Quarter Results

Total revenues for the third quarter of 2023 were $128.8 million, an increase of 5% compared with the second quarter of 2023 and a decrease of 10% compared with the third quarter of 2022.

Gross margin in the third quarter of 2023 was 56%, compared with 57% in the second quarter of 2023 and 56% in the third quarter of 2022.

Operating expenses in the third quarter of 2023 were $38.1 million, compared with $40.9 million in the second quarter of 2023 and $41.9 million in the third quarter of 2022.

On a GAAP basis, the Company reported net income of $33.7 million, or $1.05 per diluted share, in the third quarter of 2023. This is compared with net income of $29.9 million, or $0.94 per diluted share, in the second quarter of 2023, and $35.1 million, or $1.10 per diluted share, in the third quarter of 2022.

On a non-GAAP basis, the Company reported net income of $39.4 million, or $1.23 per diluted share, in the third quarter of 2023. This is compared with net income of $33.8 million, or $1.06 per diluted share, in the second quarter of 2023, and $39.7 million, or $1.24 per diluted share, in the third quarter of 2022.

Conference Call Information

Nova will host a conference call today, November 09, 2023, at 8:30 a.m. Eastern Time, to discuss the Company’s third quarter 2023 financial results and outlook. To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your calls five minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. TOLL-FREE Dial-in Number: 1-833-816-1427
ISRAEL TOLL-FREE Dial-in Number: 1809-213-284
INTERNATIONAL Dial-in Number: 1-412-317-0519

At:
8:30 a.m. Eastern Time
5:30 a.m. Pacific Time
3:30 p.m. Israel Time

The conference call will also be webcast live from a Link on Nova's website at https://www.novami.com/investors/events/.

A replay of the conference call will be available from November 9, 2023, at 11:30 a.m. Eastern Time until November 16, 2023, at 11:59 p.m. Eastern Time. To access the replay, please dial one of the following numbers:

Replay Dial-in U.S. TOLL-FREE: 1-844-512-2921
Replay Dial-in INTERNATIONAL: 1-412-317-6671
Replay Pin Number: 10183091

A replay will also be available for 90 days on Nova's website link at https://www.novami.com/investors/events/.

About Nova

Nova is a leading innovator and key provider of material, optical and chemical metrology solutions for advanced process control in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art, high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, provides its customers with deep insight into developing and producing the most advanced semiconductor devices. Nova’s unique capability to deliver innovative solutions enables its customers to improve performance, enhance product yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices worldwide. Additional information may be found on Nova’s website link - https://www.novami.com/.

Nova is traded on the Nasdaq and TASE, Nasdaq ticker symbol NVMI.

Use of Non-GAAP Adjusted Financial Measures
This press release provides financial measures that exclude amortization of acquired intangible assets, stock-based compensation expenses, revaluation of operating lease liabilities and remeasurement of intercompany loans, amortization of debt discount and issuance costs and tax effect of non-GAAP adjustment, as applicable, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova's performance because they reflect our operational results and enhance management's and investors' ability to evaluate Nova's performance before charges or benefits considered by management to be outside Nova's ongoing operating results. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allow greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following: political, economic and military instability in Israel, including related to the recent attack by Hamas and other terrorist organizations from the Gaza Strip and Israel’s war against them; increased information technology security threats and sophisticated computer crime; foreign political and economic risks including supply-chain difficulties; regulations that could restrict our operations such as economic sanctions and export restrictions; changes in U.S. trade policies; indirect effects of the Russia – Ukraine conflict; market instability including inflation and recessionary pressures; risks related to doing business with China; catastrophic events such as the outbreak of COVID-19; inability to protect our intellectual property; open source technology exposure; failure to compete effectively or to respond to rapid technological changes; consolidation in our industry; difficulty in predicting the length and strength of any downturn or expansion period of the market we target; factors that adversely affect the pricing and demand for our product lines; dependency on a small number of large customers; dependency on a single manufacturing facility per product line; dependency on a limited number of suppliers; difficulty in integrating current or future acquisitions; lengthy sales cycle and customer delays in orders; risks related to our convertible notes; currency fluctuations; and quarterly fluctuations in our operating results. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in Nova's Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission on February 28, 2023. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands) - (Unaudited)

	As of
	September 30,	December 31,
	2023	2022
ASSETS
Current assets
Cash and cash equivalents	116,480	111,121
Short-term interest-bearing bank deposits	151,269	95,305
Marketable securities	206,160	167,073
Trade accounts receivable, net	91,861	109,320
Inventories	141,224	116,600
Other current assets	17,852	13,527
Total current assets	724,846	612,946
Non-current assets
Marketable securities	133,955	153,462
Interest-bearing bank deposits and restricted cash	5,901	2,083
Deferred tax assets	24,507	20,097
Operating lease right-of-use assets	42,095	44,885
Property plant and equipment, net	61,734	55,886
Intangible assets, net	39,014	43,586
Goodwill	48,830	49,009
Other long-term assets	3,277	2,151
Total non-current assets	359,313	371,159
Total assets	1,084,159	984,105
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Convertible senior notes, net	197,354	-
Trade accounts payable	26,268	42,732
Deferred revenues	42,222	30,543
Operating lease current liabilities	5,552	5,968
Other current liabilities	50,788	54,825
Total current liabilities	322,184	134,068
Non-current liabilities
Convertible senior notes, net	-	196,394
Operating lease long-term liabilities	38,802	43,697
Long-term deferred tax liability	10,432	12,190
Other long-term liabilities	11,961	10,793
Total non-current liabilities	61,195	263,074
Shareholders' equity	700,780	586,963
Total liabilities and shareholders' equity	1,084,159	984,105

NOVA LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data) - (Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Revenues:
Products	99,971	116,634	300,929	340,666
Services	28,837	27,272	82,774	78,825
Total revenues	128,808	143,906	383,703	419,491
Total cost of revenues	56,567	63,065	164,538	184,942
Gross profit	72,241	80,841	219,165	234,549
Operating expenses:
Research and development, net	21,372	23,008	66,753	64,252
Sales and marketing	12,438	13,631	38,887	38,515
General and administrative	4,283	5,264	14,924	18,775
Total operating expenses	38,093	41,903	120,564	121,542
Operating income	34,148	38,938	98,601	113,007
Financing income, net	4,797	1,535	15,153	6,321
Income before taxes on income	38,945	40,473	113,754	119,328
Income tax expenses	5,256	5,398	15,512	15,213
Net income for the period	33,689	35,075	98,242	104,115

Earnings per share:
Basic	1.17	1.22	3.42	3.63
Diluted	1.05	1.10	3.07	3.26

Shares used in calculation of earnings per share (in thousands):
Basic	28,870	28,685	28,754	28,686
Diluted	31,983	31,892	32,033	31,956

NOVA LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands) - (Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Cash flows from operating activities:
Net income	33,689	35,075	98,242	104,115
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	2,772	2,094	7,588	6,130
Amortization of intangible assets	1,477	1,444	4,396	4,570
Amortization of premium and accretion of discount on marketable securities, net	(818)	376	(1,867)	1,920
Amortization of debt discount and issuance costs	324	322	960	960
Share-based compensation	4,571	4,334	12,632	12,266
Net effect of exchange rate fluctuation	2,589	1,140	4,345	4,111
Changes in assets and liabilities:
Trade accounts receivable, net	(9,258)	(5,419)	17,423	(22,213)
Inventories	6,173	(14,608)	(28,851)	(27,143)
Other current and long-term assets	(2,673)	(2,078)	(5,391)	(10,149)
Deferred tax assets, net	(1,713)	(2,202)	(6,056)	(7,142)
Operating lease right-of-use assets	1,150	997	2,791	3,032
Trade accounts payable	(9,452)	6,281	(16,725)	5,221
Deferred revenues	15,051	229	11,683	4,751
Operating lease liabilities	(2,050)	(1,328)	(5,312)	(6,466)
Other current and long-term liabilities	4,938	5,346	(1,680)	(4,039)
Accrued severance pay, net	(83)	(52)	(252)	19
Net cash provided by operating activities	46,687	31,951	93,926	69,943
Cash flows from investment activities:
Acquisition of subsidiary, net of acquired cash	-	-	-	(78,469)
Change in short-term and long-term interest-bearing bank deposits	(52,415)	39,957	(61,025)	156,461
Investment in marketable securities	(68,737)	(130,151)	(166,877)	(181,678)
Proceeds from maturity of marketable securities	66,329	23,737	150,644	57,935
Purchase of property and equipment	(3,555)	(4,928)	(9,587)	(12,885)
Net cash provided by (used in) investing activities	(58,378)	(71,385)	(86,845)	(58,636)
Cash flows from financing activities:
Settlement of a contingent consideration liability	-	(8,480)	-	(8,480)
Purchases of treasury shares	-	(2,146)	(112)	(6,416)
Proceeds from exercise of options	7	-	122	82
Net cash provided by (used in) financing activities	7	(10,626)	10	(14,814)
Effect of exchange rate fluctuations on cash and cash equivalents	(1,026)	(1,423)	(2,332)	(4,377)
Changes in cash and cash equivalents and restricted cash	(12,710)	(51,483)	4,759	(7,884)
Cash and cash equivalents and restricted cash -beginning of period	129,190	170,297	111,721	126,698
Cash and cash equivalents - end of period	116,480	118,814	116,480	118,814

NOVA LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(U.S. dollars in thousands, except percentage and per share data) - (Unaudited)

	Three months ended
	September 30, 2023	June 30, 2023	September 30, 2022
GAAP gross profit	72,241	69,658	80,841
Stock-based compensation*	1,173	1,071	1,114
Amortization of acquired intangible assets	1,369	1,368	1,289
Non-GAAP gross profit	74,783	72,097	83,244
GAAP gross margin as a percentage of revenues	56%	57%	56%
Non-GAAP gross margin as a percentage of revenues	58%	59%	58%

GAAP operating income	34,148	28,716	38,938
Stock-based compensation*	4,571	3,667	4,334
Amortization of acquired intangible assets	1,477	1,475	1,444
Non-GAAP operating income	40,196	33,858	44,716
GAAP operating margin as a percentage of revenues	27%	23%	27%
Non-GAAP operating margin as a percentage of revenues	31%	28%	31%

GAAP net income	33,689	29,926	35,075
Stock-based compensation*	4,571	3,667	4,334
Amortization of acquired intangible assets	1,477	1,475	1,444
Amortization of debt discount and issuance costs	324	320	322
Revaluation of operating lease and intercompany loans	423	(768)	(572)
Tax effect of non-GAAP adjustments	(1,079)	(806)	(905)
Non-GAAP net income	39,405	33,814	39,698

GAAP basic earnings per share	1.17	1.04	1.22
Non-GAAP basic earnings per share	1.36	1.18	1.38

GAAP diluted earnings per share	1.05	0.94	1.10
Non-GAAP diluted earnings per share	1.23	1.06	1.24

Shares used for calculation of earnings per share (in thousands):
Basic	28,870	28,766	28,685
Diluted	31,983	31,928	31,892

* Stock-based compensation for the three months ended September 30, 2023, included in – Cost of revenues - 1,173; Research and development, net – 1,995; Sales and marketing – 863; General and administrative – 540.

NOVA LTD.
SUPPLEMENTAL INFORMATION - RECONCILIATION OF FOURTH QUARTER 2023
GAAP TO NON-GAAP GUIDANCE
(U.S. dollars) (Unaudited)

	Low	High
Estimated GAAP net income per diluted share	0.96	1.11
Estimated non-GAAP items:
Stock-based compensation	0.19	0.19
Amortization of acquired intangible assets	0.04	0.04
Amortization of issuance costs	0.01	0.01
Tax effect of non-GAAP adjustments	(0.04)	(0.04)
Estimated non-GAAP net income per diluted share	1.16	1.31